

SECURITIES AND EXCHANGE COMMISSION

13030553

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44222 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BELLE HAVEN INVESTMENTS, L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1133 Westchester Avenue
(No. and Street)

| White Plains | NY | 10604 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN SCHUM (914) 816-4621
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

| 135 West 50th Street | New York | NY | 10020-1299 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

**CHECK ONE:**

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I STEPHEN SCHUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BELLE HAVEN INVESTMENTS, L.P., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

ELIZABETH T. BUTLER
Notary Public, State of New York
No. 01BU6274252
Qualified in Rockland County
Commission Expires Dec. 31, 2016



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of Segregation Requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BELLE HAVEN
INVESTMENTS

********************************************

**STATEMENT OF FINANCIAL CONDITION**

**DECEMBER 31, 2012**

********************************************

1133 Westchester Ave. Suite S221 | White Plains, New York 10604 | 203.629.3323 | www.bellehaven.com

# Belle Haven Investments, L.P.
## Statement of Financial Condition
## December 31, 2012

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 147,973 |
| Receivable from clearing brokers, net | 977,965 |
| Management fees receivable | 1,215,201 |
| Securities owned, at fair value | 430,742 |
| Furniture, equipment and leasehold improvements, net | 135,434 |
| Other assets | 179,858 |
| **Total assets** | $ 3,087,173 |
| **Liabilities and Partners' Capital** | |
| Liabilities | |
| Securities sold, not yet purchased, at fair value | $ 294,741 |
| Payable to sub-advisors | 96,362 |
| Accrued expenses and other liabilities | 614,917 |
| Total liabilities | 1,006,020 |
| Partners' capital | 2,081,153 |
| **Total liabilities and partners' capital** | $ 3,087,173 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Nature of Business

Belle Haven Investments, L.P. (the "Company") is a registered investment advisor under the Investment Advisers Act of 1940 (the "Act") and is exempt from Rule 204-2(b) under the Act in that it does not have custody or possession of funds or securities of customers. The Company is also a full service broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, specializing primarily in U.S. government, municipal, debt, and equity securities.

The Company operates under a clearance agreement with other brokers whereby such brokers assume and maintain the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits), as defined in the clearance agreement.

## 2. Summary of Significant Accounting Policies

### Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on the trade date as if they had settled. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Investment management fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

### Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Securities Transactions

Securities are carried at fair value. Unrealized gains or losses are reflected in principal transactions revenues.

### Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

### Income Taxes

As a partnership, the Company is not liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

Accounting standards related to accounting for uncertainty in income taxes apply to all entities, including pass through entities such as the Company. These standards provide guidance for how certain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The tax years that remain subject to examination by taxing authorities are 2009, 2010, and 2011. Management has concluded that there is no impact on the Company's financial statements as a result of these standards.

**Guaranteed Payments to Partners**
Guaranteed payments to partners that are intended as compensation for services rendered are accounted for as expenses of the Company rather than as distribution of partnership net income. Guaranteed payments that are intended as payments of interest on capital accounts are not accounted for as expenses of the partnership, but rather as part of the distribution of net income.

Guaranteed payments amounted to $1,828,648 for the year ended December 31, 2012.

**Statement of Cash Flows**
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments purchased, with original maturities of ninety days or less.

## 3. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of trading and investment securities as follows:

| | Owned | Sold, Not Yet Purchased |
|---|---|---|
| State and municipal obligations | $ 261,115 | $ (294,741) |
| Corporate debt | 2,728 | - |
| Corporate stocks | 166,899 | - |
| | $ 430,742 | $ (294,741) |

## 4. Fair Value Measurement

Accounting standards define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by accounting standards, are used to measure fair value. The Company measures and reports securities owned and securities sold, not yet purchased, at fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 The inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at measurement date.

Level 2 The inputs are inputs other than quoted prices in active markets that are directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level 3 The inputs are unobservable and mostly reflect the entities own assumptions while utilizing the best information available and includes situations where there is little, if any, market activity for the investment.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2012.

| Description | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Securities owned: | | | | |
| State and municipal obligations | $ 261,115 | $ - | $ 261,115 | $ - |
| Corporate and other debt | 2,728 | - | 2,728 | - |
| Corporate stocks | 166,899 | 166,899 | - | - |
| Total | $ 430,742 | $ 166,899 | $ 263,843 | $ - |
| Securities sold, not yet purchased: | | | | |
| State and municipal obligations | $ (294,741) | $ - | $ (294,741) | $ - |

## 5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following:

| | |
|---|---|
| Furniture and equipment | $ 353,502 |
| Leasehold improvements | 49,547 |
| | 403,049 |
| Accumulated depreciation and amortization | (267,615) |
| | $ 135,434 |

## 6. Receivable from Clearing Brokers, Net

The receivable from clearing brokers, net consists of the following:

| | |
|---|---|
| Receivable from clearing broker | $ 927,569 |
| Deposits with clearing broker | 100,000 |
| Transactions not yet due for settlement, net | (49,604) |
| | $ 977,965 |

## 7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the SEC, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital to the greater of either $100,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2012, the Company had net capital, as defined, of $490,139, which exceeded its required net capital of $100,000 by $390,139. At December 31, 2012, the Company had aggregate indebtedness of $711,279. The ratio of aggregate indebtedness to net capital was 1.45 to 1.

## 8. Commitments and Contingencies

**Litigation and Regulatory Matters**

The Company was named as a co-defendant in an arbitration proceeding which was settled in 2012. The settlement paid by the Company was a de minimis amount.

**Leases**

The Company is obligated under non-cancelable operating lease agreements for its office premises. As of January 29, 2008, the Company entered into a lease for office premises that expires on May 31, 2015, and provides for a renewal option for one five-year term. Upon execution of the lease, the Company paid $23,880 as a security deposit.

The lease is subject to escalation charges based on increases in real estate taxes and common area maintenance. Future minimum annual rental payments are as follows:

| Year Ending December 31 | | |
|---|---|---|
| 2013 | $ | 166,724 |
| 2014 | | 169,212 |
| 2015 | | 70,505 |
| | $ | 406,441 |

## 9. Section 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees and provides for participants to defer salary up to maximum statutory limitations. The Company does not match employee deferrals.

## 10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customers' funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company transacts its business with customers located throughout the United States.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposits at a bank. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2012, the Company had no amounts in excess of FDIC insured limits.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits at a clearing firm. The accounts at the clearing firm contain cash and securities. Balances are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). The clearing firm provides additional protection on terms similar to SIPC for account net equity in excess of $500,000 through a commercial insurer.

## 11. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2012 and February 26, 2013, the date the financial statement was available for issuance.

****************************

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****************************

## Independent Auditors' Report

To the Partners
Belle Haven Investments, L.P.

We have audited the accompanying statement of financial condition of Belle Haven Investments, L.P. (a limited partnership) (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

### Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Belle Haven Investments, L.P. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



February 26, 2013
New York, NY